Filed Pursuant to Rule 424(b)(3)

Registration No. 333-110159

ENTROPIN, INC.

Supplement No. 2 to

Prospectus dated January 20, 2004

This supplement, dated March 29, 2004, supplements certain information contained in our prospectus, dated January 20, 2004 (the “Prospectus”), registering shares of Entropin, Inc. common stock for sale in a best-efforts offering (the “Offering”) to raise up to $3.5 million, or $3.85 million including the over-allotment option.

Supplemental Information

Entropin, Inc. (“Company”) will offer five purchasers located in Maryland the opportunity to rescind their earlier purchase of approximately $380,000 in the aggregate of Company common stock previously sold in the Offering. The rescission offer, which will commence promptly, is being undertaken because the earlier sale took place before the Offering was made effective in Maryland. The rescission offer will remain open for 30 days, during which time the purchasers will have the right to either (i) rescind their earlier purchase and, upon returning the shares purchased in the Offering, receive a refund of their purchase price plus interest thereon (calculated at ten percent per annum, pro rated from the purchase date), or (ii) waive their rescission rights and retain the shares of Company common stock purchased in the Offering. The Company has returned the proceeds from these sales to the escrow account established for the Offering and will separately provide the details of the rescission offer to each purchaser in Maryland.

Excluding that portion of the Offering that is subject to rescission rights in Maryland, the Company has raised, in the aggregate, approximately $3.47 million in gross offering proceeds. If all purchasers in Maryland waive their rescission rights and elect to keep the shares purchased, then the Offering will be complete, with total gross proceeds of $3.85 million. If any of the purchasers elect to exercise their rescission rights, then the Offering will remain open with respect to that portion, subject to the terms set forth in the Prospectus.

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